Exhibit 99.2(k)(2)

June 5, 2025

To:	Calamos Aksia Private Equity and Alternatives Fund (the “Fund”) c/o Calamos Advisors LLC

2020 Calamos Court
Naperville, Illinois 60563

Re:	Waiver of Investment Management Fee

Ladies and Gentlemen:

Pursuant to the Investment Advisory Agreement between the Fund and Calamos Advisors LLC (the “Advisor”), dated April 30, 2025 (the “Advisory Agreement”), the Fund has agreed to pay the Advisor an investment management fee, payable monthly in arrears and accrued daily based upon the Fund’s average daily net assets, at an annual rate of 1.75% (“Investment Management Fee”). By our execution of this letter agreement, intending to be legally bound hereby, the Advisor irrevocably agrees that it shall waive, for the period from June 30, 2025 to June 30, 2026, all or a portion of the Investment Management Fee that would otherwise be payable to it so that after such waiver, the Investment Management Fee shall be payable monthly in arrears and accrued daily based upon the Fund’s average daily net assets at an annual rate equal to 1.25%.

Calamos Advisors LLC

By:	/s/ Erik D. Ojala
Name:	Erik D. Ojala
Title:	SVP, General Counsel and Secretary

Your signature below acknowledges
acceptance of this Agreement:

Calamos Aksia Private Equity and Alternatives Fund

By:	/s/ Erik D. Ojala
Name:	Erik D. Ojala
Title:	Secretary and Chief Legal Officer